UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Secures Rights for Quarry Products Near Kolwezi

Trading: TSX and AIM: AAA

LONDON, U.K. (November 01, 2005) -- Adastra Minerals Inc. (“Adastra” or “the Company”) today announces that it has secured quarry exploration rights for limestone and aggregates in proximity to its Kolwezi Tailings Project in the Democratic Republic of Congo (“DRC”). A stable supply of these quarry products will be essential for project construction and operation.

The rights cover ten concession areas: eight for limestone, and two for aggregates. The renewable licences have an initial term of one year and were awarded to Roan Prospecting & Mining Sprl, a wholly owned Congolese subsidiary of Adastra. The licences were issued by the Mining Cadastre and endorsed by Decisions signed by the Katangese Mining Chief of Department.

The two aggregates licences cover concessions close to the proposed Kolwezi project and encompass an area of historical aggregate quarrying. An initial inspection by the Company’s technical team indicates that the in situ materials have potential to meet the Kolwezi plant construction requirements for rail ballast, road gravel, and sand and crushed stone for cement.

The eight limestone licenses cover an area approximately 45 km northeast of Kolwezi that includes a large outcrop of massive limestone of a high purity. The Kolwezi process plant is expected to require approximately 30,000 tonnes a year of limestone and lime.

Tim Read, CEO of Adastra noted: “We have seen a significant increase in mining activity in the Kolwezi area. With this in mind, we are very keen to ensure access to stable and price-competitive supplies of raw materials for our operations. While alternative sources of these materials are currently available locally, there is no assurance of future availability or cost. Controlling our own sources of supply therefore enables us to mitigate such risks.”

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction will commence before year-end, with first production in the first quarter of 2008. The project is expected to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually, at which level of output Kolwezi has a mine life in excess of 50 years.

Such a project would generate significant taxation, dividend and royalty revenues to the DRC Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

London
Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas

The Equicom Group

T: +1 416 815 0700 x. 243

+1 800 385 5451 (toll free)

F: +1 416 815 0080

E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date November 1, 2005

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director